For period ending March 31, 2003

File number 811-4040


EXHIBIT 77C


At a Special Meeting of Shareholders convened on March 12, 2003, the shareholders of the Registrant approved an Agreement and Plan of Reorganization and Termination providing for its reorganization into UBS Global Equity Fund (Global Equity Fund), a series of The UBS Funds. The Registrants shares were voted as follows with respect to the transaction 38,767,293.881 shares were voted for, 2,360,404.350 shares were voted against; and 3,119,719.031 shares were voted abstain. The transaction was consummated on March 24, 2003.
Further information regarding the circumstances and details of the transaction is incorporated herein in response to this sub-item by reference to the definitive Combined Proxy Statement and Prospectus of the UBS Strategy Fund dated January 31, 2003, filed with the SEC on January 29, 2003
(Accession Number 0001047469-03-003066; SEC File No. 333-102093.)